WISDOMTREE TRUST

ACQUIRING FUND AGREEMENT

This Acquiring Fund Agreement (“Agreement”) is made as of this      day of             , 2019, by and between WisdomTree Trust (the “Trust”), on behalf of each of its current and future series, other than any series operating as a “fund of funds” now or in the future, severally and not jointly (each a “Fund”) and the registered investment company set forth on Appendix A (the “Acquiring Trust”), on behalf of its current and future series, severally and not jointly (each, an “Acquiring Fund”).

WHEREAS, the Acquiring Trust and the Trust are registered management investment companies with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (“1940 Act”) and

WHEREAS, Section 12(d)(1)(A) and (B) of the 1940 Act limits investment by an investment company, as defined in the 1940 Act, and affiliates of such company in any other investment company that is registered under the 1940 Act; and

WHEREAS, the Acquiring Trust desires that each Acquiring Fund, from time to time, be permitted to acquire shares of each Fund (“Shares”) in excess of the limits imposed by Section 12(d)(1)(A) and (B); and

WHEREAS, the Trust has received several orders from the SEC, identified in the table below (each, an “Order” and collectively, the “Orders”), exempting each Fund and certain registered investment companies acquiring Shares of each Fund from the limits of Section 12(d)(1)(A) and (B) in accordance with the representations and conditions in the applications filed to obtain the Orders, File No. 812- 13280, all of which contain materially the same conditions related to 12(d)(1) relief (each, an “Application” and collectively, the “Applications”)

Date	WisdomTree ETF Family	SEC Order No.	Date of Notice of Application
June 12, 2006	Equity Index Funds (exc. Long/Short)	27391	May 18, 2006
October 17, 2007	Fixed Income Index Funds/Future Index Funds (exc. Long/Short)	28015	September 21, 2007
February 27, 2008	Active Currency Funds	28174	February 6, 2008
October 27, 2008	Other Active Funds	28471	September 29, 2008
June 29, 2009	India Fund (ETF investing via wholly- owned inv. co subsidiary)	28805	June 1, 2009
December 11, 2013	Long/Short Index Funds	30826	November 20, 2013

and

WHEREAS, in reliance on the Orders, each Acquiring Fund may acquire Shares in excess of the limits imposed by Section 12(d)(1)(A) and (B).

NOW, THEREFORE, in consideration of the potential benefits to an Acquiring Fund and the funds arising out of the investment by the Acquiring Funds in the Funds, the parties agree as follows:

1.	Representation and Warranties of the Trust.

(a)    The Trust will provide the Acquiring Funds with any amendment to an Order to the extent such amendment is applicable to this Agreement.

(b)    Pursuant to the Orders, the Trust will comply with this Agreement and the terms and conditions of the Orders following receipt of a 3% Notice (as defined below) .

2.	Representation and Warranties of the Acquiring Funds.

(a)    The Acquiring Funds hereby acknowledge having read and understood the Applications, Notices of Applications and the Orders, which the Acquiring Funds have either received directly, through its investment advisor or designated agent, or otherwise accessed at the web address below:

https://www.sec.gov/rules/icreleases.shtml

(b)    Pursuant to the Orders, the Acquiring Trust represents and warrants that its boards of trustees and its investment adviser, or Sponsor and Trustee, as applicable, understand the terms and conditions of the Orders, and agree to fulfill their responsibilities under the Orders and this Agreement.

(c)    Pursuant to the Orders, each Acquiring Fund will promptly notify the applicable Fund(s) at the time of any investment in Shares of a Fund in excess of the 3% limit in section 12(d)(1)(A)(i) and also notify the Fund of the names of each Acquiring Fund Affiliate and Underwriting Affiliate (together, a “3% Notice”). The Acquiring Fund will promptly notify the Fund of any changes to the list of the names after a change occurs. Each Acquiring Fund hereby acknowledges and agrees that it may rely upon the Orders only to invest in shares of the Funds and will not rely upon the Orders to invest in shares of any other investment company.

(d)    An Acquiring Fund that exceeds either the (i) 5% limit of Section 12(d)(1)(A)(ii) or (ii) the 10% limit of Section 12(d)(1)(A)(iii), will disclose in “plain English” the fact that it does or may invest in exchange-traded funds such as the Funds, the unique characteristics of a fund that invests in ETFs, and the expenses of so doing.

(e)    An Acquiring Fund will promptly notify the Trust of any purchase or acquisition of Shares that causes such Acquiring Fund to (i) hold 5% or more of a Fund’s outstanding voting securities, and (ii) 10% or more of a Fund’s outstanding voting securities.

(f)    An Acquiring Fund that purchases Shares will do so only in compliance with such Acquiring Fund’s investment restrictions, only if so doing is consistent with the investment policies set forth in such Acquiring Fund’s registration statement under the Securities Act of 1933, and otherwise in compliance with applicable law.

(g)    An Acquiring Fund will promptly notify the Trust if the Acquiring Fund fails to comply with the terms and conditions of this Agreement or of the Orders.

3.	Termination; Governing Law.

(a)    This Agreement will continue until terminated in writing by either party upon thirty (30) days written notice to the other.

(b)    This Agreement will be governed by Delaware law without regard to choice of law principles.

4.	Notices.

All notices, including any information that either party is required to deliver to the other by the Orders or by this Agreement (e.g., a 3% Notice by an Acquiring Fund to the Trust) shall be in writing and shall be delivered by registered or overnight mail, facsimile or electronic mail to the address for each party set forth below (which may be changed from time to time upon written notice to the other party). All notices, demands or requests so given will be deemed given when actually received as evidenced by written confirmation thereof. Except with respect to facsimile or e-mail notice provided pursuant to Section 2(c), facsimile or email notice shall not be deemed to have been delivered unless followed promptly by written notice delivered by registered or overnight mail.

If to the Acquiring Fund

Fax:

Email:

If to the Trust:

WisdomTree Trust

245 Park Avenue, 35th Floor

New York, NY 10167

Attn: Legal – 3% Notice

Fax: 917-267-3851

Email: 12dNotice@wisdomtree.com

5.	Miscellaneous.

(a) Assignment. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and representatives as applicable. This Agreement shall not assignable. Any purported assignment in violation of the immediately preceding sentence shall be void and of no effect.

(b)    Amendment. With the exception of the contact information listed in Section 4, which may be changed from time to time upon notice to the other party, the parties may amend this Agreement only by a written agreement signed by both parties.

(c)    Counterparts. This Agreement may be executed in two counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other party, it being understood that all parties need not sign the same counterpart. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by the party delivering it.

IN WITNESS WHEREOF, the parties have duly executed this Acquiring Fund Agreement as of the date first set forth above.

ACQUIRING TRUST

By:
Name:
Title:

WISDOMTREE TRUST

By:
Name:
Title:

APPENDIX A

Name of Registered Investment Company